FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of  April, 2004

Commission File Number

Forbes Medi-Tech Inc. (Translation of registrant's name into English)
Suite 200-750 West Pender Street, Vancouver, BC, V6C 2T8, Canada (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F....[X ]..... Form 40-F...[   ]...

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes    [    ]              No

[   ]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 5, 2004	FORBES MEDI-TECH INC. “Charles A. Butt” Charles A. Butt President & CEO

“Developing Pharmaceuticals & Nutraceuticals from Nature”

For Immediate Release:

       April 5, 2004

Forbes Medi-Tech Announces European Phase II Trial Results for FM-VP4

~Data Meets Primary Endpoint in Cholesterol Reduction; Company Moves Towards US Phase II Trial~

Vancouver, Canada. Forbes Medi-Tech Inc. (TSE:FMI and NASDAQ:FMTI) today announced preliminary results of the Phase II clinical trial of the Company’s cholesterol-lowering compound, FM-VP4, completed at the Academic Medical Centre in Amsterdam. The trial’s primary efficacy endpoint of significantly lowering low density lipoprotein (LDL) cholesterol was met. The reduction in LDL cholesterol, as compared to placebo, was 11%, with 33% of subjects at 400 mg per day achieving a greater than 15% reduction. Additionally, FM-VP4 continued to demonstrate an excellent safety profile with no difference between dosing and placebo groups.

“With these results, we are encouraged to pursue our program to develop an adjunctive therapy to statins,” said Charles Butt, President & CEO of Forbes Medi-Tech Inc. “The market for this type of combination therapy is projected to reach $4.7 Billion in 2011.”

“The Phase II trial produced statistically significant results, which establishes that the compound lowers cholesterol,” said Dr. Eric Topol, Chairman, Department of Cardiovascular Medicine and Chief Academic Officer of the Cleveland Clinic Foundation.  “Forbes Medi-Tech needs to move forward with the further development of FM-VP4 to ascertain the drug’s full potential. In particular, additional trials will be required to explore the drug’s optimum dose and duration. I am looking forward to working with Forbes on the next phase of its clinical development program”.

The trial was the first human examination, on a limited scale, of the safety and efficacy of FM-VP4 over a 4 week interval. The double blind placebo controlled dose escalation trial consisted of four groups of 25 hypercholesterolemic volunteers treated daily for 28 days with either a placebo or escalating doses of FM-VP4 from 100, 200, 400, and 800 mg per day. A desired effect of FM-VP4 in the Phase II trial was a reduction in LDL cholesterol from the baseline measurement after four weeks of treatment.

The Company plans to continue a Phase II program in the United States. Plans for this program include an expanded number of participants, a longer trial duration and a more focused dosage range.

About FM-VP4

FM-VP4, an amphipathic (water and lipid-soluble) analogue of phytostanols is a cholesterol absorption inhibitor, a new class in cholesterol-lowering drugs. FM-VP4 has demonstrated dramatic cholesterol-lowering and anti-atherosclerotic properties in pre-clinical studies. The cardiovascular market represents a significant opportunity as sales of cardiovascular pharmaceuticals are expected to exceed US$30 billion by 2007. (Datamonitor, March 2001)

About the Conference Call and Webcast

A conference call and webcast to discuss these clinical trial results will be held shortly after on Monday April 5, 2004 at 2:00pm PT (5:00pm ET). To participate in the conference call, please dial 1-877-888-4210 or (direct) 416-695-5259. For those investors unable to participate in the call, the live webcast can be accessed through the Company's website at www.forbesmedi.com. The call will also be available for replay until April 12, 2004 by calling 1-888-509-0081 or (direct) 416-695-5275. The webcast link will be archived on the Forbes website afterwards.

 About Forbes Medi-Tech Inc.

Forbes Medi-Tech Inc. is a biopharmaceutical company dedicated to the research, development and commercialization of innovative prescription pharmaceutical and nutraceutical products for the prevention and treatment of cardiovascular and related diseases. Forbes' scientific platform is based on core sterol technology. By extracting plant sterols from by-products of the forestry industry, Forbes has developed cholesterol-lowering agents for use in pharmaceutical compounds, functional foods and dietary supplements.

# # #

  For more information, please contact:

Darren Seed Manager, Investor Relations Telephone: (604) 681-8976 E-mail: dseed@forbesmedi.com

NASDAQ and the Toronto Stock Exchange have not reviewed and do not accept responsibility for the adequacy or accuracy of the content of this News Release.  This News Release may contain certain forward-looking statements, which statements can be identified by the use of forward-looking terminology such as “may”, “will”, “expect”, “anticipate”, “estimate”, “predict”, “plans”, or “continue”, “for use in”, or the negative thereof or any other variations thereon or, or that events or conditions “will,” “may,” “could” or “should” occur, or comparable terminology referring to future events or results.  The Company’s actual results could differ materially form those anticipated in these forward-looking statements as a result of numerous factors, including research and development risks; the need for regulatory approvals; the risk of technical obsolescence; intellectual property risks; marketing/manufacturing and partnership/strategic alliance risks; product liability and insurance risks; the effect of competition; uncertainty of the size and existence of a market opportunity for the Company’s products; uncertainty as to whether any pharmaceutical products will be developed and marketed successfully or at all; and the Company’s need for future funding; any of which could cause actual results to vary materially from current results or the Company’s anticipated future results.  See the Company’s reports filed with the Canadian and U.S. securities regulatory authorities from time to time for cautionary statements identifying important factors with respect to such forward-looking statements, including certain risks and uncertainties, that could cause actual results to differ materially from results referred to in forward-looking statements.  The Company assumes no obligation to update the information contained in this News Release.